SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                                RSV BANCORP, INC.
                            -------------------------
                            (Name of Subject Company)

                                RSV BANCORP, INC.
                       -----------------------------------
                       (Name of Filing Persons -- Offeror)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   74975M 10 7
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                               Mr. Gerard R. Kunic
                                    President
               2000 Mt. Troy Road, Pittsburgh, Pennsylvania 15212
                                 (412) 322-6107
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                             Samuel J. Malizia, Esq.
                             Joan S. Guilfoyle, Esq.
                            Malizia Spidi & Fisch, PC
                   1100 New York Avenue, N.W., Suite 340 West
                             Washington, D.C. 20005
                                 (202) 434-4660

--------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

TRANSACTION                                                 AMOUNT OF
VALUATION*: $3,838,000                                      FILING FEE: $768.00
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the filing fee only, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 202,000 shares of Common Stock, par value $.10 per share, at the maximum tender offer price of $19.00 per share in cash.

[X]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

     Amount Previously Paid:   $768.00.        Filing Party: RSV Bancorp, Inc.
     Form or Registration No.: Schedule TO-I.  Date Filed:   September 14, 2004.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:


[ ] third-party  tender offer subject to Rule 14d-1.  [X] issuer tender offer  subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.  [ ] amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].

                                   SCHEDULE TO

         This Amendment No. 2 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed on September 14, 2004 and amended on October 1, 2004 relating to the issuer tender offer of RSV Bancorp, Inc., a Pennsylvania corporation, to purchase up to 202,000 shares of its common stock, $0.10 par value per share. RSV Bancorp, Inc. is offering to purchase these shares at a price not greater than $19.00 nor less than $17.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as exhibits (a)(1)(i) and
(a)(1)(ii), respectively. This Amendment No. 1 to Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

         The information in the Offer to Purchase and the related Letter of Transmittal, as amended, is incorporated in this Amendment No. 2 to Tender Offer Statement on Schedule TO by reference to all of the applicable items in the Schedule TO, except that the information in the Offer to Purchase is hereby amended to the extent specifically provided herein.


ITEM 4. TERMS OF THE TRANSACTION.

     (a) Material Terms

         The first sentence of the penultimate paragraph under "Section 7. Conditions of our Offer" is replaced with the following:

         "The conditions to our offer are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition and, where permissible, may be waived by us, in whole or in part at any time up until the expiration of our offer in our sole discretion."

ITEM 12. EXHIBITS.

         (a)(1)(i)   Offer to Purchase, dated September 14, 2004.*

         (a)(1)(ii)  Letter of Transmittal.*

         (a)(1)(iii) Instruction Form for Shares Held by 401(k) Plan.*

         (a)(2)      None.

         (a)(3)      None.

         (a)(4)      None.

         (a)(5)(i)   Notice of Guaranteed Delivery.*

         (a)(5)(ii)   Letter  to  Brokers,  Dealers,   Commercial  Banks, Trust
                      Companies and Other Nominees.*

         (a)(5)(iii) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.*

         (a)(5)(iv) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

         (a)(5)(vi) Letter to Stockholders of the Corporation, dated September 14, 2004, from Gerard R. Kunic, President.*

         (a)(5)(vii) Text of Press Release issued by the Corporation, dated September 14, 2004.*

         (a)(5)(viii) Text of Press Release  issued by the  Corporation,  dated
                      October 1, 2004*

         (b)          Not applicable.

         (d)          Not applicable.

         (g)          Not applicable.

         (h)          Not applicable.

          -------------------
          *  Previously filed

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2004.


                                   RSV BANCORP, INC.



                                   By: /s/Gerard R. Kunic
                                       --------------------------------
                                       Gerard R. Kunic
                                       President














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